CONFORMED COPY

Eucalypt Pulplog Supply Agreement

Fletcher Challenge Forests Industries Limited

Purchaser

and

Kiwi Forests Group Limited

Supplier

Date

18 December 2003

Contents

This **Agreement** is made on 2003

between (1) **Fletcher Challenge Forests Industries Limited (Purchaser)**

and (2) **Kiwi Forests Group Limited (Supplier)**

Introduction

A. Pursuant to a sale and purchase agreement between the Purchaser, Fletcher Challenge Forests (Manufacturing) Limited, the Supplier, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited dated on or about the date of this Agreement (the **Sale and Purchase Agreement**), the Purchaser agreed to sell and the Supplier, has agreed to purchase, amongst other things, the Forest.

B. The Supplier has agreed to sell to the Purchaser, and the Purchaser will purchase from the Supplier, the Product as harvested from the Forest upon the terms set out in this Agreement.

It is agreed

1. Interpretation

In this Agreement unless the context indicates otherwise:

1.1 Definitions

Commencement Date means 1 July 2004 (subject to amendment in accordance with clause 3.2);

Consumer Prices Index means the quarterly Consumer Prices Index (All Groups) published by Statistics New Zealand (or such other nationally accepted index of the change in the real value of money as may be agreed between the Supplier and the Purchaser), or if such index is no longer published such other index as mostly closely replaces the same that is acceptable to both the Supplier and the Purchaser;

Counterparty means the counterparty for the time being under the Principal Agreement, which at the date of this Agreement is Norske Skog Tasman Limited;

Forest means the Matahina Forest being the forest on the land represented by CT identifiers 622/283, 493/171, 1225/94, 865/126, 6A/933, 3A/829, 7C/370, 11A/30, 44D/404, 48B/690 and 48B/691;

GST means goods and services tax payable under the Goods and Services Tax Act 1985 and/or any other value added tax on goods and/or services in respect of any supply made under this Agreement;

Harvest Shortfall has the meaning as ascribed to that term in clause 4;

Management Fee has the meaning as ascribed to that term in clause 5.1;

Month means a calendar month;

Principal Agreement means the agreement between the Purchaser and Norske Skog Tasman Limited (as assignee from Tasman Pulp and Paper Company Limited) dated 15 March 2000 and set out in full in the schedule to this Agreement;

Principal Completion Date shall have the meaning as ascribed to it in the Sale and Purchase Agreement;

Product means eucalypt pulp logs having the specifications set out in Schedule 1 to the Principal Agreement as of the date of this Agreement (or as altered with the agreement of the Supplier);

Purchase Volume shall have the meaning as ascribed to that term in clause 4;

Sale and Purchase Agreement shall have the meaning as ascribed to it in paragraph A of the Introduction to this Agreement; and

Supply Source means the Forest.

1.2 General references

In this Agreement, unless the context otherwise requires:

(a) **Clause, schedule, annexure:**

a reference to a clause, schedule or annexure is a reference to a clause of, schedule to, or annexure to this Agreement;

(b) **Varied document:**

a reference to this Agreement or another instrument includes any variation, novation or replacement of either of them;

(c) **Statutes:**

a reference to a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them (whether before or after the date of this Agreement);

(d) **Singular includes plural:**

the singular includes the plural and vice versa;

(e) **Person includes groups:**

the word person includes an individual, a body corporate, an association of persons (whether corporate or not), a trust, a state and an agency of state, in each case, whether or not having a separate legal personality;

(f) **Person includes successors:**

a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and permitted assigns; and

1.3 Headings

Ignore headings in construing this Agreement.

2. Sale and purchase of Product

2.1 This Agreement is conditional in all respects (as a condition precedent) on the completion of the Sale and Purchase Agreement.

2.2 Except as provided in this Agreement, the Supplier agrees to sell from the Commencement Date, and the Purchaser agrees to purchase from that date, the Product on the terms contained in this Agreement. For that purpose, the terms of clauses 1, 2, 3, 4, 5, 6 and 7 and Schedules 1 and 2 of the Principal Agreement shall be deemed to be incorporated in this Agreement (with all necessary modifications) such that a reference therein to the "FCF" shall be deemed to be a reference to "the Supplier" and a reference therein to "NST" or "TPP" shall be deemed to be a reference to the Purchaser (as the terms FCF, NST and TPP are defined in the Principal Agreement).

2.3 The Product shall be supplied from the Supply Source, and may be supplied from other sources at the Supplier's option.

2.4 Subject to clause 3.2, the Supplier's obligations under this Agreement shall end on the earlier of the date of termination of this Agreement and 30 June 2009.

3. Variation to Principal Agreement

3.1 The Purchaser shall not make any agreement (including pursuant to the exercise of any discretion) pursuant to, or grant any waiver in respect of, any provision of the Principal Agreement (including in respect of a change in supply volume, a change in specifications, any agreement as to price or pricing or the harvesting and delivery timetable for pulplogs), or agree to any amendment to the Principal Agreement, except with the prior written consent of the Supplier (not to be unreasonably withheld or delayed). If any such agreement, waiver or amendment is made other than in compliance with this clause, then it shall not be binding on the Supplier.

3.2 The Supplier acknowledges its agreement to a variation of the Principal Agreement to vary the Commencement Date to 1 July 2005 and the termination date of the Principal Agreement to 30 June 2010 if the Purchaser agrees that variation with the Counterparty. Any variation to the Principal Agreement in accordance with this clause 3.2 shall be recorded in writing between the Purchaser and the Counterparty with a copy of such variation to be provided immediately to the Supplier.

4. Purchase Volume

4.1 The volume of Product to be supplied by the Supplier to the Purchaser under this Agreement in each 12 month period during the term of this Agreement (with the first such period commencing on the Commencement Date) shall be the volume of Product required to be supplied by the Purchaser to the Counterparty under the Principal Agreement in that 12 month period (Purchase Volume), being no more than 40,000m^3 of Product per 12 month period starting from the Commencement Date, provided that if despite reasonable commercial endeavours by the Supplier to meet its supply obligations under this Agreement, the Supplier is unable to do so due to insufficient quantities of Product being available in the Supply Source to harvest (but for no other reason) (**Harvest Shortfall**), then the Supplier's supply obligations for the periods affected by a Harvest Shortfall shall be reduced by the volume of the Harvest Shortfall for the relevant period.

4.2 The Supplier shall, as soon as it becomes aware of a Harvest Shortfall or likely Harvest Shortfall, notify the Purchaser of the details thereof.

5. Management of Agreements

5.1 The Supplier shall pay the Purchaser a management fee (the **Management Fee**) for co-ordinating and managing this Agreement and the Purchaser's ongoing obligations under the Principal Agreement. The Management Fee will be payable quarterly in arrears with the first payment being at the end of the first complete quarter after the Commencement Date. The Purchaser will issue an invoice to the Supplier for each quarterly Management Fee payment within five Business Days after the end of each quarter. Each invoice will be payable in full by the Supplier on or prior to the twentieth day of the Month following the quarter to which the invoice relates.

5.2 The Management Fee for the first year of the term of this Agreement shall be $10,000 plus GST, and shall thereafter be increased with effect from each anniversary of the Commencement Date by a positive percentage equal to any positive percentage change in the Consumer Prices Index for the 12 months ending on the last day of the September immediately preceding such anniversary. If the change in the Consumers Prices Index over the relevant 12 month period is zero or negative, there shall be no change to the Management Fee from that applying during the previous year.

6. Termination

6.1 This Agreement shall terminate if for whatever reason the Principal Agreement is terminated.

6.2 The Supplier may terminate this Agreement if the Purchaser fails to pay any amount payable to the Purchaser by the due date, and such payment is not received within 20 Business Days of written notice from the Purchaser requiring payment provided that this clause 6.2 shall not apply to any amount which is the subject of a bona fide dispute between the parties.

7. Assignment

7.1 The following provisions shall apply in respect of assignments:

(a) Either party may assign its rights or transfer its obligations under this Agreement to any other person or entity with the prior written consent of the other party, such consent not to be unreasonably withheld or delayed. Any change in the legal or beneficial ownership or the effective management or control of a party (which shall not, in relation to the Purchaser, include a change of control resulting from any change of control of Fletcher Challenge Forests Limited whilst it is listed on any applicable stock exchange) shall be deemed to be an assignment requiring the other party's prior written consent.

(b) The Supplier may novate all or any of its rights and obligations under this Agreement to one or more third parties with the prior written consent of the Purchaser, which may not be unreasonably withheld or delayed, provided that the Purchaser may take into account the number of novatees and the ability of those novatees to jointly meet the obligations of the Supplier under this Agreement and if, in the Purchaser's reasonable opinion, such novation would cause material economic harm to the Purchaser, the Purchaser may withhold its consent. If the Supplier sells all, or a material part, of its interest in the Supply Source, the Purchaser may require the Supplier to novate and transfer its rights and obligations under this Agreement to the new owner(s) of these interests by procuring the new owner to enter into a deed of covenant with the Purchaser, the form of which is to be approved by the Purchaser (acting promptly and reasonably) agreeing to be bound by the terms of this Agreement. A sale of an interest in the Supply Source which will or could affect the ability of the Supplier to meet its supply commitments under this Agreement shall be deemed to be a sale of a material part of the Supply Source for the purposes of this clause 7.1(b).

(c) Where parts of the Supply Source have been sold to new owner(s) (and such new owners have been novated rights and obligations under this Agreement) a reasonable mechanism shall be put in place by the Supplier between the Supplier and the new owner(s) for dividing up responsibility for meeting the required volumes which shall require to be approved by the Purchaser, acting reasonably.

8. Confidentiality

Each of the parties acknowledges that it will obtain access to confidential information of the other (**Confidential Information**) and shall at all times keep confidential and not directly or indirectly make or allow any disclosure or use to be made of any oral or written Confidential Information relating to the other party, the other party's operations or subject matter of this Agreement except to the extent:

(a) required by law or the rules of any relevant stock exchange and then, to the extent applicable, only after advising the other party of that requirement; or

(b) necessary to obtain the benefit of, or to carry out obligations under the Principal Agreement or the Sale and Purchase Agreement; or

(c) that the information is or becomes available in the public domain without breach by the other party of its confidentiality obligations under this clause or at law; or

(d) that the information was already known to the third party on a non-confidential basis prior to disclosure to it; or

(e) that the other party otherwise agrees in writing; or

(f) required by the Supplier in respect of disclosure to a purchaser from it of any interest in the Supply Source or by the Purchaser in respect of disclosure to a purchaser of any of the Purchaser's mills or processing assets, a proposed assignee of the Purchaser's rights and obligations under the Principal Agreement or as is necessary in relation to dealing with the counterparty to the Principal Agreement, provided that in each case appropriate confidentiality undertakings are first obtained from all intended recipients of Confidential Information; or

(g) required by Fletcher Challenge Forests Limited in respect of disclosure required by any applicable law to any offeror under an offer for part or all of Fletcher Challenge Forests Limited voting securities.

9. Form of Notice

Each notice or other communication under this Agreement is to be in writing, is to be made by facsimile, personal delivery or by post to the addressee at the facsimile number or address, and is to be marked for the attention of the person or office holder (if any), from time to time designated for the purpose by the addressee to the other party. The initial number, facsimile number, address and relevant person or office holder of each party is set out under its name at the end of this Agreement. No communication is to be effective until received. A communication will, however, be deemed to be received by the addressee:

(a) in the case of a facsimile, on the Business Day on which it is despatched or, if despatched after 5pm (in the place of receipt) on a Business Day or, if despatched on a non-Business Day, on the next Business Day after the date of despatch;

(b) in the case of personal delivery, when delivered; and

(c) in the case of a letter, on the third Business Day after posting by airmail.

10. Governing Law

This Agreement shall be construed in accordance with and governed by the laws of New Zealand and the parties irrevocably and unconditionally agree to submit to be and be bound by the non-exclusive jurisdiction of the courts and tribunals of New Zealand in respect of any proceedings arising out of the Agreement.

11. Miscellaneous

11.1 In the event of any conflict between a provision of this Agreement and a provision of the Principal Agreement, the provisions of this Agreement shall in all cases prevail.

11.2 Nothing contained in this Agreement will or is to be construed as creating a partnership, joint venture or any similar arrangement between the parties.

11.3 This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, undertakings, negotiations and discussions, whether written or oral.

11.4 This Agreement may not be amended, and no provision may be waived, except by written agreement between the parties to this Agreement.

11.5 This Agreement may be executed in counterparts, including facsimile copies, and when each party has executed a counterpart, each of such counterparts will be deemed to be an original and when taken together will constitute one and the same agreement.

Execution

Executed as an agreement.

Fletcher Challenge Forests Industries Limited by

"John Anthony Dell"
Director

"Paul Malcolm Gillard"
Director

John Anthony Dell
Print Name

Paul Malcolm Gillard
Print Name

Address of Fletcher Challenge Forests Industries Limited

Address	8 Rockridge Avenue Penrose Auckland	**Facsimile**	(09) 571 9970
Attention	Chief Executive	**Telephone**	(09) 571 9800

Kiwi Forests Group Limited by

"A K Burr"	"M J Wyborn"
Director	Director
A K Burr	M J Wyborn
Print Name	Print Name

Address of Kiwi Forests Group Limited

Address	Level 6, 14 Viaduct Harbour Avenue Auckland	**Facsimile**	(09) 308 8009
Attention	Ross Green	**Telephone**	(09) 308 8002

Schedule: Principal Agreement

Rimaco 5719873 [redacted] K Lloyd. 5449

FLETCHER CHALLENGE FORESTS LIMITED

TASMAN PULP AND PAPER COMPANY LIMITED

EUCALYPT SUPPLY AGREEMENT

From Matahina Forest

AGREEMENT dated 15th Day of March 2000

PARTIES

FLETCHER CHALLENGE FORESTS LIMITED ("FCF")

TASMAN PULP AND PAPER COMPANY LIMITED ("TPP")

INTRODUCTION

A. FCF has since 1994 planted and managed eucalypt trees in its forestry plantations.

B. TPP is the owner and operator of a pulp and paper mill at Kawerau.

C. FCF and TPP have agreed that FCF will supply to TPP and TPP will purchase from FCF, 40,000m³ of eucalypt pulplogs per annum for five years commencing in 2004.

D. The parties are entering into this agreement to record the terms of such supply.

AGREEMENT

1. SUPPLY

1.1 FCF agrees to supply to TPP, and TPP agrees to purchase from FCF, 40,000m³ of eucalypt pulplogs per annum for five years unless mutually otherwise agreed in accordance with the terms of this agreement.

1.2 This agreement shall become legally binding on the date of signing of this agreement and the supply of eucalypt shall commence after 1 July 2004 and shall continue until 30 June 2009.

2. DELIVERY TIMETABLE

2.1 FCF and TPP will, prior to 1 January of each year, (commencing prior to 1 July 2004) liaise with each other to determine the harvesting and delivery timetable for the next year's supply of eucalypt pulplogs.

3. SPECIFICATIONS

3.1 The eucalypt pulplogs to be supplied pursuant to this agreement shall comply with the specifications set out in Schedule 1 as amended from time to time by notice from TPP to FCF and as agreed by the parties, such agreement not to be unreasonably withheld.

4. PRICE AND PAYMENT

4.1 The purchase price for the eucalypt pulplogs shall be determined in the month prior to the commencement of each quarter by agreement between the parties. The quarters shall be agreed between the parties prior to the commencement of supply under this agreement and shall be such quarters as will best allow the parties to access up to date market price information to determine the price for each quarter. The purchase price shall be based on the export price for eucalypt chips at Mount Maunganui adjusted to a price for eucalypt pulplogs at the wood yard at Kawerau and its calculation shall be based on the following formula:

Price per cubic metre = A - B

where:

A = the price per bone dry unit of plantation grown eucalypt chips sold on a FOB basis at Mt Maunganui for export as quoted in the month prior to the commencement of the quarter; or

If no such price is available, the price per bone dry unit of plantation grown eucalypt chips sold on a FOB basis in Australasian ports for export as quoted in the month prior to the commencement of the quarter; or

If no such price is available, the price per bone dry unit of eucalypt chips sold on a CIF basis in Japan as quoted in the month preceding the commencement of the relevant quarter.

B = The adjustment necessary for A to approximate a market price for eucalypt pulplogs at the wood yard at Kawerau. Such adjustment shall, without limitation, take account of:

(a) transport differentials;

(b) storage and stevedoring costs;

(c) ullage debarking and chipping costs;

(d) processing loss costs;

(e) exchange rates;

(f) working capital charges; and

(g) quality differentials (including basic density and moisture content.

An example calculation of the purchase price based on this formula and using actual prices and costs as at the date of this agreement is set out in Schedule 2.

If eucalypt pulplogs are debarked in the forest, TFP shall reimburse FCF for the reasonable costs of the debarking.

If the parties are unable to reach agreement on the purchase price by the commencement of the quarter, the parties shall appoint an independent expert, whose decision shall be binding, to determine the purchase price in accordance with the principles set out in this clause prior to the end of the first

month in the quarter. Failing agreement within one week of the commencement of the quarter on the appointment of the expert, either party may request the President of the Auckland branch of the Institute of Chartered Accountants to appoint the expert.

4.2 FCF shall within seven working days of the end of each month invoice TPP for the eucalypt pulplogs provided in the previous month. TPP shall, on payment of the invoice, notify FCF of any errors in the volume of the pulplogs supplied and the purchase price specified in the invoice.

4.3 If TPP advises FCF of an error in an invoice, the parties shall, within one month of payment of the invoice, meet to discuss the errors identified and agree on whether or not a credit is due from FCF to TPP. Any such credit shall be made on the next monthly invoice following agreement between the parties.

4.4 TPP shall pay the purchase price to FCF within 20th day of the month in which an invoice is issued and payment of some or all of the total invoice amount shall not be withheld unless there is an obvious error in the invoice as to volumes supplied or the price charged. Clause 4.3 shall apply to any such error.

4.5 The purchase price is exclusive of goods and services tax.

5. DELIVERY

5.1 FCF shall deliver the eucalypt pulplogs in accordance with the delivery timetable agreed pursuant to clause 2.1 to TPP at its mill in Kawerau or elsewhere if requested in writing by TPP. If the pulplogs are delivered elsewhere, an appropriate adjustment for freight charges shall be made to the purchase price.

5.2 Risk in each delivery of eucalypt pulplogs shall pass to TPP on delivery of the eucalypt pulplogs to the wood yard at the mill at Kawerau. Property in each delivery of eucalypt pulplogs shall be retained by FCF until, and shall only pass to TPP when, the purchase price for the delivery has been paid in full.

5.3 The eucalypt pulplogs shall be weighed and/or measured by representatives of both parties on delivery to the wood yard using the weighing and measurement methods in place at the mill at the time of delivery. The weight and measurement at the time of delivery shall be conclusive except in the case of manifest error.

5.4 TPP shall inspect the eucalypt pulplogs within 72 hours of delivery and shall be deemed to have accepted the eucalypt pulplogs unless it gives notice to FCF within such time frame that some or all of the pulplogs do not comply with the specifications.

5.5 FCF shall replace any pulplogs which do not comply with specifications and shall, in addition, be liable for any direct loss suffered by TPP as a result of the pulplogs not complying with the specifications.

5.6 No representations or warranties in respect of the pulplogs are made by FCF and are hereby expressly excluded. FCF shall not be liable for any consequential loss suffered by TPP that arises as a result of the supply of eucalypt pulplogs by FCF to TPP pursuant to this agreement.

6. FORCE MAJEURE AND DEFAULT

6.1 No party will be liable for any failure or delay in complying with any obligation imposed on such party under this agreement if:

(a) The failure or delay arises directly or indirectly from a cause beyond that party's control and without that party's fault. The following are included as, but not limited to, the causes beyond a party's control:

(i) act of God or public enemy;

(ii) earthquake, flood, fire, storm, forest disease, wind damage, and adverse weather conditions for which provision could not reasonably have been made;

(iii) unpredictable and reasonably unpreventable delays in delivery of materials, equipment or services necessary for the compliance by the party of an obligation under this Agreement;

(iv) sabotage, riot, civil disturbance, insurrection, epidemic, national emergency (whether in fact or law) or act of war (whether declared or not);

(v) act or omission of any officer or agent of any national, regional or local governmental body not directly or indirectly arising from any act or omission by the party, its agents, representatives or advisers;

(vi) governmental restraint, expropriation, prohibition, intervention, direction or embargo;

(vii) strike, lockout, work stoppage or other labour hindrance.

(b) That party gives the other party prompt written notice as soon as possible, but within seven working days after becoming aware of the cause or likelihood of the cause, providing details of the nature, expected duration and effect of the cause and keeps the other party informed of any changes in the nature of the cause and of the cessation of the cause.

(c) That party uses its best endeavours to:

(i) mitigate the effects of the cause on that party's obligations under this Agreement; and

(ii) perform that party's obligations under this Agreement, within the time specified by this Agreement despite the cause;

provided that no party will, by virtue of this clause, be required against its will to settle any strike, lockout, work stoppage or other labour hindrance.

6.2 Without limiting the provisions of clause 6.1, if, as a result of an event to which clause 6.1 applies, FCF is unable to supply to TPP eucalypt pulplogs that comply with the specifications, FCF will notify TPP and TPP will use all reasonable endeavours to determine if the out of specification pulplogs can be

processed into a marketable product. If TPP determines that the out of specification pulplogs can be so processed, TPP will accept the out of specification pulplogs subject to the parties agreeing a suitable adjustment to the price. If TPP accepts any out of specification pulplogs, the volume accepted will form part of the annual quantity to which this agreement applies. If TPP does not accept any out of specification pulplogs, the annual quantity shall be reduced by the relevant volume of the out of specification pulplogs and FCF shall have no obligation to supply the balance of the annual quantity to TPP.

6.3 In the event of:

(a) a party being declared bankrupt, or insolvent or otherwise being wound up, whether voluntarily or by Court order (other than under a scheme of reconstruction which will first have been approved by the other party, which approval may not be unreasonably withheld or delayed), or having a provisional liquidator appointed, or a receiver appointed over all or any part of its assets, or entering into a composition with its creditors; or

(b) a party failing to observe or perform any of its obligations under this agreement or under any other contract, agreement or arrangement with the other party and such default not being remedied within 28 days of that party receiving notice from the other party requiring that the default be remedied;

(c) an event to which clause 6.1(a)(i), (ii), (iv), (v) and (vi) applies occurring and continuing for one year or for an aggregate of six months in any twelve month period,

the other party (**"non-defaulting party"**) may at its option by notice in writing to the first mentioned party (**"defaulting party"**) within three months after, in the case of subclause (a) the happening of the relevant event, and in the case of subclause (b) and (c) the expiry of the notice given or relevant period under that subclause, as the case may be, terminate this Agreement.

7. DISPUTE RESOLUTION

7.1 If there is a disagreement or dispute between the parties in respect of this agreement which remains unresolved for a period of seven days, each party will designate a senior manager or officer to review and use every reasonable effort to develop a workable resolution to the disagreement or dispute. If the dispute remains unresolved for a further period of 14 days, each party will refer the dispute to their respective chief executives who will use every reasonable effort to develop a workable resolution to the disagreement or dispute.

7.2 Any party to a disagreement or dispute may at any time refer the dispute or disagreement, including a dispute or disagreement which has been under internal review for at least three months under clause 7.1, for determination by arbitration in accordance with the following:

(a) the arbitration will be conducted by a sole arbitrator agreed by the parties to the dispute unless the parties fail to agree on such a sole arbitrator within three days of the giving of the notice of arbitration or

the parties agree that the arbitration should be conducted by a panel of three arbitrators;

(b) if the parties fail to agree on a sole arbitrator under paragraph (a) or agree to have a panel of three arbitrators conduct the arbitration:

(i) each party will promptly select an arbitrator and the two arbitrators will then promptly select a third arbitrator;

(ii) if any party fails to select an arbitrator within seven days of the notice of arbitration, the arbitrator selected by the other party will act as the sole arbitrator;

(iii) if the arbitrators selected by the parties fail to select a third arbitrator within three days of the later of their appointments, either party may apply to the High Court of New Zealand for the appointment of a third arbitrator;

(c) the decision of a majority of the arbitrators or the sole arbitrator, as the case may be, including any decision as to costs, will be final and binding on the parties, but will not be a precedent in any subsequent arbitration under this Agreement; and

(d) except as expressly provided herein, all arbitrations will be conducted according to the laws governing arbitrations in New Zealand.

7.3 Any dispute referred to arbitration will be dealt with on an expeditious basis with the parties using all commercially reasonably efforts to obtain and implement a timely decision of the arbitrator or arbitrators.

8. MISCELLANEOUS

8.1 No party will transfer, assign, sell, mortgage, charge, grant a security interest, encumber or otherwise dispose of any interest in this agreement without the consent of the other party which shall not be unreasonably withheld or delayed. A change of control of a party is deemed to be an assignment for the purposes of this clause.

8.2 No party will disclose any terms or conditions of this Agreement or any information provided pursuant to any such agreement to any person, firm or corporation which is not a director, officer, employee or bona fide authorised representative of the parties without the prior written consent of the other party except to the extent:

(a) required by law or any stock exchange;

(b) such party determines, acting reasonably, that disclosure is required during the course of its business and such disclosure is made under terms that restrict further disclosure to the extent necessary to protect the interest of the other parties; or

(c) that the information is or becomes available in the public domain without breach by a party of its confidentiality obligations under this clause or at law.

8.3 Nothing contained in this agreement will or is to be construed as creating a partnership or joint venture between the parties.

8.4 Any notice, request, demand or communication required or permitted to be given under this agreement will be in writing and delivered by hand or facsimile transmission to the party to which it is to be given as follows:

To FCF:

3 Rockridge Avenue
Penrose
Auckland
Fax: 09 571 9801
Attention: The Fibre Supply Manager

To TPP:

Fletcher Avenue
Kawerau
Fax: 07 323 3190
Attention: The Fibre Supply Manager

or to such other address as a party may specify by notice given in accordance with this clause. Any such notice, request, demand or communication given will be deemed to have been given, in the case of delivery by hand, when delivered, and in the case of delivery by facsimile transmission, when a legible facsimile is received by the recipient.

8.5 This Agreement constitutes the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the parties.

8.6 This Agreement may not be amended except by written agreement between the parties to this Agreement.

8.7 This Agreement may be executed in counterparts, including facsimile copies, and when each party has executed a counterpart, each of such counterparts will be deemed to be an original and when taken together will constitute one and the same agreement.

SIGNATURES

FLETCHER CHALLENGE FORESTS LIMITED by:

Signature of director

Name of director

Signature of director

Name of director

TASMAN PULP AND PAPER COMPANY LIMITED by:

Signature of director

ROGER WAYNE KEPLE

Name of director

Signature of director

MARK FREDRICK [illegible]

Name of director

SCHEDULE 1

SPECIFICATIONS

Lengths: 3.0 m - 8.0 m, 8.0 m - 12.2m

Diameters: LS (low density small): Maximum diameter 40 cm underbark any where on the log. Minimum SED 8 cm

LB (low density big): Must be over 40 cm underbark anywhere on the log. Maximum LED 65 cm

Sweep: The sweep plus the log diameter must be no more than 65 cm.

Unacceptable: Forks, rot, Huhu beetle damage, shattered wood.

Acceptable: Sapstain, bark beetle damage, sound dead.

General: Branches trimmed flush, chamfer cut crutches, shattered ends must be trimmed to show a solid face of no less than ½ the log diameter at that point.

Bark: Logs may be bark on or bark off at the option of TPP. Because of this long lengths are acceptable. Refer clause 4.1.

Minimum Age: Eucalyptus Nitens 10 years. Eucalyptus Fastigata 13 years.

Markings: As below in blue paint for 1 in 10 logs. Paint both ends of packet.

Low Density Small Up to 40 cm	**Low Density Big** Over 40 cm
Felling Date Marking "LS" Crew No	Felling Date Marking "LB" Crew No

Note: 'Low density' means the basic density is between 400-480 kg/m³. Species in this density range include E fastigata, E nitens. Species identified to be certified prior to transport to Kawerau.

DOCKET INFORMATION

Log type:	Pulp
Grade:	ELS or ELB
Length:	R/Short
Customer:	TPP

SCHEDULE TWO

EXPORT EQUIVALENT PRICE FORMULA
WORKED EXAMPLE

1.	CNF Price Japan per BDU, in US Dollars	160.00
	Less Ocean Freight	30.00
	FOB Price Australasian Port in US Dollars	130.00
	Exchange Rate	0.58
	FOB Price in NZ Dollars per BDU	224.14
2.	Green tonne/BDU factor	2.42
	FOB Price in NZ Dollars per Green Tonne	92.62
	Less Ullage 2.50%	2.32
	Less Port and Loading Charges	8.00
	Value at Wharf NZD/GT	82.30
3.	Less Cartage to Chipper	4.00
	Value ex chipper	78.30
	Chipping and screening losses 9%	7.05
	Debarking and Chipping Costs	8.00
	Value of logs at chipper bark on NZD/GT	63.25
	Transport to Matahina Forest	9.00
	Value of logs at Forest	54.25
	Plus Cartage to Kawerau Mill	4.00
	Value of logs NZD/GT	58.25
4.	Conversion factor	0.82
	Value of logs at Kawerau Mill $/m³ say	71.00

NOTES AND ASSUMPTIONS:

1. Use FOB price ex Australia Port for Plantation grown eucalyptus if possible. If not then use CNF Japan price.
2. Dry solids 45%; Basic Density 455 kg/m³.
3. It is assumed a chipper is located beyond the Paengaroa junction.
4. Conversion factor 0.82 m³/tonne.